K&L Gates LLP State Street Financial Center One Lincoln Street Boston, MA 02111 T +1 617 261 3100 F +1 617 261 3175 klgates.com

June 1, 2018

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 02549

Attention: Sonny Oh

Re:	John Hancock Funds II (the “Trust”) — File Nos. 333-126293 and 811-21779 Registration Statement on Form N-1A

Dear Mr. Oh:

On behalf of the Trust, we submit this letter in response to additional comments received by telephone on May 31, 2018, from the staff of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 205 under the Securities Act of 1933, as amended, and Amendment No. 207 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Trust’s Registration Statement on Form N-1A, filed with the SEC on March 29, 2018, accession no. 0001133228-18-001785 (the “Amendment”). The purpose of the Amendment is to update the intermediary sales charge waivers information in Appendix 1 included in the Registration Statement of the U.S. Growth Fund (the “Fund”), a series of the Trust.

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Amendment.

Prospectus Comments

1.	Comment — Under “Fund summary — Principal risks,” please confirm whether “Foreign securities risk” is a principal risk of the Fund. If so, corresponding disclosure should appear in the principal investment strategies summary.

Response — The Trust confirms that “Foreign securities risk” is not a principal risk of the Fund. The Trust confirms that the Fund will remove this risk disclosure at its next annual update.

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2.	Comment — Under “Fund summary — Principal risks,” the “Liquidity risk” references the potential inability to close a derivative position without negatively impacting the market value. Please add corresponding disclosure to the principal investment strategies summary.

Response — The Trust notes that “Liquidity risk” is designed to capture a general principal risk applicable to the Fund’s portfolio. The Trust confirms that the Fund will reevaluate the Fund’s principal investment strategies and “Liquidity risk” disclosure and consider making changes to it at its next annual update.

3.	Comment — Under “Fund summary—Past performance”, the SEC notes that with respect to the Fund’s currently effective prospectus, the disclosure indicates that returns shown prior to a share class’ inception are those of Class NAV. Please confirm that the Class NAV performance shown is accurate. Please also confirm that to the extent any adjustment is made in the Class NAV performance, that such adjustment does not result in increased Class NAV performance.

Response — The Trust confirms that the Class NAV performance shown in the Fund’s currently effective prospectus for periods prior to a share class’ commencement date is accurate. The Trust confirms that the Class NAV performance shown in the Fund’s currently effective prospectus has not been recalculated for the fees and expenses of the other share classes shown, except that it includes relevant sales charges, which does not result in an increase in the Class NAV performance.

4.	Comment — Under “Your Account — Class cost structure” under the heading “Class A shares” please disclose the Class A shares’ contingent deferred sales charge. The Staff notes that Fund’s fee table includes the contingent deferred sales charge for Class A shares.

Response — The Trust notes that the contingent deferred sales charge for Class A shares is applicable only to investments of $1 million or more, and is fully described under its own heading. However, the Trust will reevaluate this disclosure and will consider making changes to it in its next annual update.

5.	Comment — Under “Your account — Waivers for certain investors,” please add disclosure specifying whether a specific financial intermediary or group of financial intermediaries is contemplated by the various categories of waivers disclosed.

Response — The Trust has disclosed the types of accounts and classes of investors that are eligible for the sales load waivers under “Waivers for certain investors,” which it believes is fully responsive to the requirements of Item 12(a) of Form N-1A. The Trust notes that, consistent with both Rule 22d-1 and Form N-1A, these disclosures are intended to identify the categories of investors to whom sales load waivers are available, and not to specifically describe any particular intermediary’s sales load regime that differs from the normal sales load regime established by the Fund. The Trust confirms that the categories of sales load waivers that are identified are not tied to any individual financial intermediary or group of financial intermediaries, nor are they intended to be exclusive to any given intermediary. However, the Trust will reevaluate this disclosure and will make any appropriate changes to clarify that the described categories of waivers are not tied to any one financial intermediary or group of financial intermediaries at its next annual update.

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6.	Comment — Under “Your account — Execution of requests” in the “Fund details” section, if the number of days to redeem Fund shares would vary by method used, please so note. Further, also disclose additional details regarding any redemption in-kind, such as whether those so redeemed would receive redemptions on a pro rata basis of (1) a portfolio’s assets, (2) individual securities, or (3) representative securities baskets.

Response —The Trust notes that no matter the method of payment, it expects to mail or wire redemption proceeds between 1 and 3 days following the receipt of the shareholder’s redemption request, as described in the prospectus. However, the Trust will consider making changes to this disclosure at its next annual update.

SAI Comments

7.	Comment — Under “Sales Charges on Class A and Class C Shares - Without Sales Charges,” in accordance with the Mutual Fund Fee Guidance, if a specific group of financial intermediaries is contemplated by the disclosure, please identify the financial intermediaries, and please provide more detail with respect to the waivers referenced in the bullet points.

Response — Please see the response to Comment 5 above.

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The Trust, on behalf of the Fund, intends to file definitive forms of prospectus and SAI that will reflect the above responses to the SEC’s comments. If you have any questions, please call me at (617) 951-9068.

Sincerely,

/s/ Trayne S. Wheeler

Trayne S. Wheeler

cc: Thomas Dee, Assistant Secretary of the Trust

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